SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 12, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

12 May 2016

Smith & Nephew plc (the "Company") announces that it today received notification of the following transactions:

Name of directors:	Baroness Virginia Bottomley	Joseph Papa	Rodrigo Bianchi
Position:	Director	Director	PDMR
No. of shares acquired:	8 Ordinary Shares	6 Ordinary Shares	651 Ordinary Shares
Percentage of issued class acquired:	Less than 0.1%	Less than 0.1%	Less than 0.1%
Date of transactions:	11 May 2016	11 May 2016	11 May 2016
Price per share:	1158.05p per Ordinary Share	1158.05p per Ordinary Share	1158.05p per Ordinary Share
Total holding following notification:	18,227 Ordinary Shares	13,203 Ordinary Shares (including 6,346 ADS')	59,155 Ordinary Shares
Total percentage holding following notification:	Less than 0.1%	Less than 0.1%	Less than 0.1%

This transaction took place in London, UK.

The shares were purchased through the Company's Dividend Re-Investment Plan following the 2015 final dividend payment on 11 May 2016.

Elaine Richardson
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 12, 2016

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary